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SEC
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FEB 29 2008

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08025786

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SEC FILE NUMBER
8- 53185

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Gerson Lehrman Group Brokerage Services LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

850 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Hutzel 212-984-8539
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - if *individual, state last, first, middle name*)

Five Times Square (Address) New York (city) New York (State) 10036-6530 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.174-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Blumstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Gerson Lehrman Group Brokerage Services LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director and CCO
Title

CHRISTIAN PATRICK SCIRE
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01SC6059231
Qualified in Richmond County
Commission Expires May 29, 2011

2/26/08
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Member of
Gerson Lehrman Group Brokerage Services, LLC

We have audited the accompanying statement of financial condition of Gerson Lehrman Group Brokerage Services, LLC (the "Company") as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above, presents fairly, in all material respects, the financial position of Gerson Lehrman Group Brokerage Services, LLC at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

February 27, 2008

Gerson Lehrman Group Brokerage Services, LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 5,503,359
Due from brokers	473,395
Other assets	42,003
Total assets	$ 6,018,757
Liabilities and Member's Equity	
Deferred revenue	$ 674,579
Accrued expenses	4,056
Total liabilities	678,635
Contingencies (Note 6)	
Member's equity	5,340,122
Total liabilities and member's equity	$ 6,018,757

The accompanying notes are an integral part of this statement of financial condition.

Gerson Lehrman Group Brokerage Services, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization

Gerson Lehrman Group Brokerage Services, LLC (the "Company") is a wholly owned subsidiary of Gerson Lehrman Group Inc. ("GLG" or the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

The Parent's principal business is to furnish research service to investment management professionals ("Clients"). The GLG research service gives the Parent's Clients access to knowledge from experts in various areas, including communications and information technology, healthcare and biomedical technology, and power and energy. The Company was organized as a broker-dealer to effect securities transactions with its customers, who are also investment management professionals, and, in connection therewith, to provide the Parent's research service to the customers. The Company has entered into Research Access Agreements with the Parent under which the Parent delivers the GLG research directly to the Company's customers in consideration of commissions paid by the customers to the Company for effecting securities transactions.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customer transactions, which are not reflected in the statement of financial condition, to its clearing brokers, which maintain the customers' accounts and clears such transactions.

2. Summary of Significant Accounting Policies

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America. Significant accounting policies are as follows:

Cash and Cash Equivalents
Cash and cash equivalents consist of cash investments in money market mutual funds, which are maintained at two financial institutions. At times, the Company maintains cash deposits in financial institutions that exceed federally insured limits. The Company has not experienced any losses with respect to these deposits or cash investments.

2. Summary of Significant Accounting Policies (continued)

Income Taxes
As a single member limited liability company, the Company is not subject to federal, state or local income taxes. The Company's income or loss is reportable by its Member on its corporate income tax return.

Use of Estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable and prudent. Actual results could differ from these estimates.

3. Due from Brokers

At December 31, 2007, the amount due from brokers represents commissions receivable.

The Company's business includes arranging for the execution and clearance of securities transactions for its customers through other broker-dealers who serve as the Company's clearing agents. Securities transactions are subject to the risk of customer or counterparty non-performance. The Company has agreed to indemnify its clearing agents without limit for any losses those agents may sustain due to non-performance by customers introduced by the Company to the clearing agents. The Company does not assume any risk of non-performance by counterparties to the extent that the transactions are effected with counterparties selected by the clearing agents and not by the Company. The associated risk is further limited to changes in the market value of the security through the settlement date. During 2007, all customer transactions were settled in accordance with the contracts made, and there were no requests for indemnification by any of the Company's clearing agents.

4. Related Party Transactions, Including Licensing and Management Fees

The Company was organized as a broker-dealer by the Parent to effect securities transactions with its customers, who are also investment management professionals, and, in connection therewith, to provide the Parent's research service to the customers. In accordance with a Research Access Agreement, the Company has agreed to compensate the Parent $250,000 per month in exchange for standard research services.

4. Related Party Transactions, Including Licensing and Management Fees (continued)

The Company has an additional Research Access Agreement with the Parent whereby the Company has agreed to pay an additional amount per month equal to the value of certain written research services provided plus any applicable sales tax in exchange for non-standard research services.

As of December 31, 2007, there were no balances due to the Parent under these arrangements.

The Company has also entered into an Expense Sharing Agreement with the Parent whereby the Company will reimburse the Parent, at a fixed rate of $25,000 per month, for office/administrative services and employee/associated persons compensation and benefits. As of December 31, 2007, there was no balance due to the Parent under this agreement.

The Company also reimburses the Parent for certain direct expenses paid by the Parent on behalf of the Company. As of December 31, 2007, there were no balances due for such reimbursements.

5. Deferred Revenue

Commissions earned by the Company are received through customer directed securities trades and typically in arrears of the Parent's research services provided by the Company. The Company recognizes commission revenue on a trade date basis. However, to the extent commissions are received in advance of research services the Company intends to provide, which it is understood is typically for six or twelve month periods, the Company will recognize revenue ratably monthly as such services are provided by the Company. At December 31, 2007, the Company had deferred commissions of $674,579 representing advanced collections that will be earned during the remaining term of these research arrangements as services are provided.

6. Contingencies

The Company along with GLG was named as a defendant in a lawsuit brought by the Biovail Corporation, a Canadian pharmaceutical company. The Company believes that the claims are without merit and intends to vigorously defend itself. The ultimate outcome of this litigation cannot be presently determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any, that might result from the resolution of this matter, have not been reflected in the statement of financial condition.

6. Contingencies (continued)

During 2007, the Company has not been allocated any expenses related to the Biovail litigation. The Parent or an insurer have paid these expenses to date, and the Company has no additional obligation, either direct or indirect, to compensate any party for these expenses already paid.

7. Customer Concentration

During 2007, the Company's three largest customers, in the aggregate, accounted for approximately 44% of total directed commissions revenue.

8. Net Capital Requirement

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes its net capital under the aggregate indebtedness method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater.

At December 31, 2007, the Company had net capital of $5,232,430, which exceeded its minimum net capital requirement of $45,242 by $5,187,188.

Capital withdrawals are subject to certain notification and other provisions of Rule 15c3-1 and FINRA.

END